Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Pulse Electronics Corporation:

We consent to the use of our reports dated March 14, 2012 with respect to the consolidated balance sheets of Pulse Electronics Corporation and subsidiaries as of December 30, 2011 and December 31, 2010, and the related consolidated statements of operations, cash flows, and changes in (deficit) equity for each of the years in the three-year period ended December 30, 2011, and the accompanying financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 30, 2011, which reports appear in the December 30, 2011 annual report on Form 10-K of Pulse Electronics Corporation.

/s/ KPMG LLP

San Diego, California
June 14, 2012